FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _______

The Beacon Group	Compagnie Generale de Geophysique

THE BEACON GROUP INTENDS TO SELL ITS SHARES OF

COMPAGNIE GENERALE DE GEOPHYSIQUE

Paris, March 9, 2005: The Beacon Energy Investment Fund II LP and its related entities intend to sell up to 1,777,071 shares in Compagnie Generale de Géophysique (CGG – SRD 0000120164) in a private placement to institutional investors. The shares to be sold represent 15.21% of the outstanding shares of CGG.

Subject to market conditions, the placement is expected to be completed by March 14, 2005.

Lehman Brothers will be the sole bookrunner of the private placement.

This announcement does not constitute an offer of securities of Compagnie Générale de Géophysique for sale or subscription, or a solicitation of offers to purchase or subscribe for securities, in France or in any other jurisdiction.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration. No public offering of securities has been or will be made in the United States and, accordingly the securities will not be registered under the U.S. Securities Act of 1933. This announcement is being issued pursuant to Rule 135e of the U.S. Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : March 9th, 2005	By Senior Executive Vice President Strategy , Control & corporate planning /Gerard CHAMBOVET/